3:

EDAP TMS S.A. REPORTS 2003 SECOND QUARTER FINANCIAL RESULTS

-EDAP TMS 2003 Results Continue to Track to Expectations -
Jan / Jun 2003 versus 2002: Ablatherm Revenues Up 38%, Lithotriptor Units Up 42%

Vaulx-en-Velin, France, August 6, 2003-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the second quarter ended June 30, 2003.

The Company's revenues for the second quarter of 2003 were EUR 4.7 million compared to EUR 4.7 million in the same quarter of 2002. Second quarter revenues included the sale of eight lithotripsy machines and two Ablatherm® machines. Total revenues for the six months ended June 30, 2003 were EUR 9.1 million compared to EUR 9.8 million in the same period of 2002. Adjusting revenues for the impact of the strong Euro by EUR 0.6 million and TUMT revenues, as these revenues are not continuing, by EUR 0.6 million, the Company's six month 2003 revenues would increase 14%.

The Company's gross margins, for both the second quarter and for the six months ended June 30, 2003, were 35% versus 43% for the same period in 2002. The decrease of eight points is related to a five-point decrease in pricing in targeted markets and three points due to the strong Euro.

The Company's expenses in the second quarter of 2003 were EUR 3.1 million, which increased 9% sequentially, mainly due to increases in R&D and Sales and Marketing expenses offset by continued decreases in G&A expenses.

The Company's operating loss was EUR 1.5 million in the second quarter of 2003 compared to EUR 0.8 million in the second quarter of 2002 and was EUR 2.7 million in the six months ended June 30, 2003 compared to EUR 1.5 million in the same period of 2002. The six months variance of EUR 1.2 million was related to three factors: the previously discussed strong Euro; EUR 0.5 million in price reductions in targeted markets; and EUR 0.2 million in increased sales and marketing expenses.

As of June 30, 2003, the Company had EUR 12.8 million in cash and cash equivalents, or EUR 1.63 per diluted share, which reflects the Company's continued focus on cash management. Net book value is EUR 24.7 million, or EUR 3.16 per diluted share.

Antoine Tétard, President of the Company's HIFU division, EDAP S.A., commented, "We continue to be pleased with our progress and remain confident that we will reach our ultimate goal of being both profitable and cash flow positive. The increases in revenues during the first six months of 2003 were not without challenges. We continue to have a weak situation in Italy, where the Italian government has aggressively slashed healthcare spending, as a whole, and as a result, several projects have been slowed in Italy.

"However, even with these challenges, we are pleased with the increased recognition of HIFU in Europe. Recently, the Company received very strong media coverage on major national channels and in major print publications thus increasing public awareness about the availability of this technology. In order to take advantage of increased visibility, the Company opened a separate sales office in Germany, which is the largest market in Europe for prostate cancer. Finally, during the quarter, EDAP entered into agreements with several capital equipment financing companies to finance the fixed-asset inventories required to enter into cost-per-procedure agreements. This will allow us to offer these types of contracts to even more hospitals and therefore, allow even more patients to benefit from an Ablatherm treatment," concluded Mr. Tétard.

Hugues de Bantel, President of the Company's UDS division, TMS S.A., commented, "The UDS division had a very strong quarter with a near record breaking number of eight lithotripsy machines sold, bringing the six months number to seventeen machines. Our backlog of machines includes seven units as we continue to see strong interest, especially in Asia, for our lithotripsy product offerings. The quarter continued to see an impact on revenues related to the strong Euro which, through the end of the second quarter, has had a cumulative effect of EUR 637 thousand; this quarter also saw a decrease in TUMT revenues as we continue to phase out manufacturing of this product. Finally, for the UDS division, service revenues remain strong as we continue to effectively provide service support to our installed base of 391 machines. The record number of new installations, which includes a net 10 unit increase in installed base, will have a positive impact on our mid-term service and consumables revenues."

In conclusion, Philippe Chauveau, EDAP TMS's Chairman and CEO, commented, "The Company continued to successfully implement its plan and we remain committed to our cross-over line of profitability and positive cash flow as planned."

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its EDAP SA subsidiary; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its TMS SA subsidiary. In addition, the Company markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	June 30, 2003 Euros	June 30, 2002 Euros	June 30, 2003 $US	June 30, 2002 $US
Net sales of medical equipment	2,514	2,292	2,887	2,154
Net sales of spare parts, supplies and services	2,174	2,407	2,497	2,263

NET SALES	4,688	4,699	5,384	4,417
Other revenues	17	42	20	39

TOTAL REVENUES	4,705	4,741	5,404	4,456
Cost of sales	(3,088)	(2,739)	(3,546)	(2,575)

GROSS PROFIT	1,617	2,002	1,858	1,881
Research & development expenses	(820)	(645)	(941)	(606)
S, G & A expenses	(2,268)	(2,198)	(2,604)	(2,066)

Total operating expenses	(3,088)	(2,843)	(3,545)	(2,672)

OPERATING PROFIT (LOSS)	(1,471)	(841)	(1,687)	(791)
Interest (expense) income, net	(5)	116	(6)	109
Currency exchange gains (loss), net	(531)	(435)	(610)	(409)
Other income (loss), net	(104)	(3)	(120)	(3)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(2,111)	(1,163)	(2,423)	(1,094)
Income tax (expense) credit	27	(5)	31	(4)

NET INCOME (LOSS)	(2,084)	(1,168)	(2,392)	(1,098)

Earning per share - Basic	(0.27)	(0.15)	(0.31)	(0.14)
Average number of shares used in computation of EPS	7,781,731	7,781,731	7,781,731	7,781,731
Earning per share - Diluted	(0.27)	(0.14)	(0.31)	(0.13)
Average number of shares used in computation of EPS	7,821,195	8,140,735	7,821,195	8,140,735

NOTE: Translated for convenience of the reader to U.S. dollars at the 2003 average three months noon buying rate of 1 Euro = 1.1483 USD, and 2002 average three months noon buying rate of 1 Euro = 0.9399 USD.
EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Six Months Ended :		Six Months Ended :
	June 30, 2003 Euros	June 30, 2002 Euros	June 30, 2003 $US	June 30, 2002 $US
Net sales of medical equipment	4,387	4,839	4,889	4,369
Net sales of spare parts, supplies and services	4,655	4,863	5,188	4,390

NET SALES	9,042	9,702	10,077	8,759
Other revenues	97	119	108	107

TOTAL REVENUES	9,139	9,821	10,185	8,866
Cost of sales	(5,937)	(5,666)	(6,616)	(5,115)

GROSS PROFIT	3,202	4,155	3,569	3,751
Research & development expenses	(1,552)	(1,424)	(1,729)	(1,285)
S, G & A expenses	(4,361)	(4,285)	(4,860)	(3,869)

Total operating expenses	(5,913)	(5,709)	(6,589)	(5,154)

OPERATING PROFIT (LOSS)	(2,711)	(1,554)	(3,020)	(1,403)
Interest (expense) income, net	6	180	7	163
Currency exchange gains (loss), net	(716)	(463)	(797)	(418)
Other income (loss), net	(162)	2,036	(180)	1,838

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(3,583)	199	(3,990)	180
Income tax (expense) credit	63	(209)	71	(189)

NET INCOME (LOSS)	(3,520)	(10)	(3,919)	(9)

Earning per share - Basic	(0.45)	0	(0.50)	0
Average number of shares used in computation of EPS	7,781,731	7,761,182	7,781,731	7,761,182
Earning per share - Diluted	(0.45)	0	(0.50)	0
Average number of shares used in computation of EPS	7,821,195	8,222,643	7,821,195	8,222,643

NOTE: Translated for convenience of the reader to U.S. dollars at the 2003 average six months noon buying rate of 1 Euro = 1.1144 USD, and 2002 average six months noon buying rate of 1 Euro = 0.9028 USD.
EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars)

	June 30 , 2003 Euro	March 31, 2003 Euros	June 30, 2003 $US	March 31, 2003 $US
Cash, cash equivalents and short term investments	12,769	13,889	14,687	15,139
Total current assets	29,508	31,413	33,940	34,240
Total current liabilities	9,301	8,949	10,698	9,754
Shareholders' Equity	24,722	26,853	28,435	29,270

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.1502 USD, on June 30, 2003 and at the noon buying rate of 1 Euro = 1.09 USD, on March 31, 2003.
EDAP TMS S.A. CONDENSED STATEMENTS OF OPERATIONS BY DIVISION SIX MONTHS ENDED JUNE 30, 2003 (Amounts in thousands of Euro's )
	EDAP S.A. HIFU Division		TMS S.A. UDS Division		EDAP TMS HQ	Consolidation Impact	Total After Consolidation
Net sales of medical devices	1,148		4,182		-	(943)	4,387
Net sales of spare parts, supplies & services	899		4,046		-	(290)	4,655
Other revenues	6		90		1	-	97
TOTAL REVENUES	2,053		8,318		-	(1,233)	9,139
GROSS PROFIT	903	44%	2,691	33%	1	(394)	3,202	35%
Research & Development	(1,215)		(346)		-	9	(1,552)
Total SG&A plus depreciation	(1,593)		(2,105)		(728)	65	(4,361)
OPERATING PROFIT (LOSS)	(1,905)		240		(728)	(320)	(2,711)